EXHIBIT 99.1

GILEAD SCIENCES AND LAKEFRONT COMPLETE ACQUISITION OF OURO MEDICINES TO FURTHER EXPAND INFLAMMATION PIPELINE

Companies will collaborate on the development of gamgertamig, a potential first-in-class and best-in-class T cell engager in autoimmune diseases

Foster City, Calif. and Mechelen, Belgium; June 4, 2026, 22.15 CET – Gilead Sciences, Inc. (Nasdaq: GILD) and Lakefront Biotherapeutics NV (Euronext & Nasdaq: LKFT) today announced the successful completion of the previously announced acquisition of Ouro Medicines to advance T cell engager therapies for autoimmune diseases.

The acquisition adds gamgertamig (OM336), a clinical-stage BCMAxCD3 T cell engager, to Gilead’s growing inflammation portfolio and will be the foundation of Lakefront’s clinical development pipeline. Gamgertamig is designed to enable rapid and deep plasma cell and B cell depletion following a limited subcutaneously administered treatment course with the potential to induce durable disease control in severe antibody-mediated orphan diseases including autoimmune hemolytic anemia (AIHA) and immune thrombocytopenia (ITP). Gamgertamig has been granted both Fast Track and Orphan Drug Designation by the U.S. FDA for the treatment of AIHA and ITP and is expected to enter registrational studies as early as 2027.

The addition of gamgertamig builds on Gilead’s long-term strategy to invest in differentiated science and accelerate the development of therapies that address significant unmet need. Combined with existing expertise in immunology and cell therapy, this approach supports the company’s ambition to shift treatment paradigms from chronic disease management toward the potential for durable immune reset.

Under the terms of the agreement, Gilead acquired all the outstanding equity of Ouro Medicines for $1,675 million and up to $500 million in contingent milestone payments. Lakefront and Gilead will equally split the upfront payment, subject to customary adjustments, and contingent milestone payments of up to $500 million.

With this transaction, Lakefront has acquired substantially all of Ouro Medicines’ team and operational assets in connection with Gilead’s acquisition of Ouro Medicines and will collaborate with Gilead on the development of gamgertamig. As part of the collaboration, Lakefront is responsible for the ongoing and future Phase 1/2 clinical studies of gamgertamig, with Gilead leading the registrational and later-stage studies. Gilead will retain sole worldwide commercialization rights, including all related costs, globally outside of Keymed’s territories. Lakefront will receive tiered royalties of 20%–23% on net sales of gamgertamig from Gilead.

Lakefront has also in-licensed a preclinical portfolio of three additional autoimmune focused programs originally from Ouro with an opt-in for Gilead for a 50/50 profit split post clinical proof-of-concept for $75 million per program.

The transaction provides relief under the Option, License and Collaboration Agreement dated July 14, 2019, between Lakefront and Gilead (the “OLCA”) to enable Lakefront to deploy at least $500 million of its available cash independently from Gilead and outside the scope of the OLCA and the Ouro transaction, including up to $150 million for share buybacks.

The Ouro portfolio will be the cornerstone of Lakefront’s R&D pipeline. Following this transaction, Lakefront will continue to have a majority of its cash remaining for additional strategic transactions and other capital allocation priorities. Lakefront’s year-end 2026 cash balance is expected to be approximately €2B.

About Gamgertamig

Gamgertamig is an investigational BCMAxCD3 bispecific T cell engager for the treatment of autoantibodies driven immune-mediated disease. Gamgertamig has been granted Orphan Drug Designation and Fast Track Designation by the U.S. FDA for certain autoimmune diseases. Gamgertamig is currently in Phase 2 studies is expected to enter registrational studies as early as 2027. Gamgertamig is in-licensed from Keymed Biosciences, which owns the rights to develop the program in Greater China.

About Gilead Sciences

Gilead Sciences, Inc. is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. The company is committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis, COVID-19, cancer and inflammation. In 2025, Gilead announced a planned $32 billion investment to further strengthen its U.S. footprint to power the next era of discovery, job creation and public health preparedness – while continuing to invest globally to ensure patients everywhere benefit from its scientific innovation. Gilead operates in more than 35 countries worldwide, with headquarters in Foster City, Calif.

About Lakefront® Biotherapeutics

Lakefront Biotherapeutics (formerly known as Galapagos) is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The Company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Lakefront Biotherapeutics prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit lakefrontbio.com or follow us on Linkedin or X.

CONTACTS: Gilead
Ashleigh Koss, Media
public_affairs@gilead.com

Jacquie Ross, Investors
investor_relations@gilead.com

CONTACT: Lakefront Biotherapeutics
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Gilead Forward-Looking Statement

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Gilead and Ouro Medicines and members of their respective senior management teams. In some cases, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “seek,” “may,” “plan,” “project,” “should,” “target,” “will,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, without limitation, statements regarding the transactions and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses; the potential of Ouro Medicines’ programs; timing of prospective clinical trials; Gilead’s long-term strategy; and any assumptions underlying any of the foregoing. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: the effects of the transactions on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the risk that the businesses will not be integrated successfully and that other anticipated benefits from the transactions will not be realized; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; the risk that Gilead may not realize the expected benefits of the Ouro Medicines acquisition or the Lakefront license and collaboration; the ability of Gilead to advance their product pipeline and successfully commercialize product candidates following the acquisition; the ability of the parties to initiate and complete clinical trials involving such product candidates in the currently anticipated timelines or at all; the possibility of unfavorable results from one or more of such trials involving such product candidates; uncertainties relating to regulatory applications and related filing and approval timelines, including potential applications for programs and/or indications currently under evaluation, and the risk that any regulatory approvals, if granted, may be subject to significant limitations on use or subject to withdrawal or other adverse actions by the applicable regulatory authority; and any assumptions underlying any of the foregoing. These and other risks, uncertainties and factors are described in detail in Gilead’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, as filed with the U.S. Securities and Exchange Commission. The reader is cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and is cautioned not to place undue reliance on these forward-looking statements. All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation and disclaims any intent to update any such forward-looking statements.

Lakefront Biotherapeutics Forward-Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,’ “explore,” “further” as well as similar expressions. These statements include, but are not limited to, statements regarding Lakefront’s business development strategy and clinical development pipeline, expected benefits and potential of gamgertamig, post-closing operations and benefits of the transaction, timing of prospective clinical trials, and our expected cash balance in 2026 and expected uses of cash. Lakefront cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which Lakefront operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that Lakefront’s financial estimates, including cash position, may be incorrect (including because one or more of its assumptions may not be realized); risks associated with the changes to our capital allocation strategies; the risk that we will not be able to execute on our currently contemplated business plan or strategy and/or will revise our business plan or strategy; risks related to our ability to successfully identify, pursue and consummate new transformational business development transactions, including our ability to identify product candidates that will have commercial success and/or be profitable; the risk that the commercial potential of gamgertamig proves to be inaccurate; the risk that the businesses will not be integrated successfully and that other anticipated benefits from the transactions will not be realized; the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements; risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partner Gilead); the impact of competitive products and pricing; and the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

# # #

Lakefront and the Lakefront logo are trademarks of Lakefront Biotherapeutics NV, or its related companies.